August 31, 2005

Michele Gohlke

Branch Chief

United States Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	File No. 0-30975 Transgenomic, Inc. Form 10-K for the year ended December 31, 2004 Filed April 15, 2005

Dear Ms. Gohlke:

Set forth below are our responses to the comments on the Form 10-K for the year ended December 31, 2004 (the “Filing”) that were contained in the staff’s letter dated August 9, 2005, a copy of which is enclosed for your convenience. The comments are duplicated and bolded herein with responses immediately following. Capitalized terms used herein have the same meaning as in the Filing unless otherwise noted.

Item 7 – Management’s Discussion and Analysis, page 11

Overview

1.	The pro forma presentation of the restructuring plan and impairment charges has resulted in the creation of multiple non-GAAP financial measures. We do not believe that the presentation of a non-GAAP statement of operations is appropriate unless all disclosures required by Item 10(e)(1)(i) of Regulation S-K are included for each separate non-GAAP measure. Please delete this presentation from all future periodic reports filed under the 1934 Exchange Act.

Registrant’s Response: Future periodic filings under the 1934 Exchange Act will not include this disclosure and will otherwise comply with Item 10(e)(1)(i) of Regulation S-K.

2.	Further, you may not exclude charges or liabilities that require cash settlement from non-GAAP liquidity measures or adjust a non-GAAP performance measure to eliminate items identified as nonrecurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there has been a similar charge the last two years. Please revise in future filing to comply with Item 10(e)(1)(ii) of Regulations S-K.

Registrant’s Response: Future periodic filings under the 1934 Exchange Act will not include this disclosure and will otherwise comply with Item 10(e)(1)(i) of Regulation S-K.

3.	If you elect to replace these non-GAAP financial measures with a new non-GAAP financial measure in future filings, please ensure each non-GAAP financial measure complies with all of the requirements of Item 10(e) of Regulation S-K. Accordingly, present a reconciliation of each non-GAAP financial measure to the most directly comparable measure calculated in accordance with GAAP. In addition, provide disclosure of the reasons why management believes presentation of each of the individual non-GAAP measures provide useful information to investors regarding your financial condition and results of operations. In this regard, if you elect to present a new non-GAAP financial measure, please refrain from using a label of “pro forma.” The term “pro forma” has very specific meaning in accounting literature and is defined in Article 11 of Regulation S-X. As such, it is not applicable for presentation of a non-GAAP financial measure.

Registrant’s Response: Future periodic filings under the 1934 Exchange Act will comply with Item 10 of Regulation S-K and Article 11 of Regulation S-X.

Note E – Debt, page 30

4.	We note that you recorded a beneficial conversion premium relating to the credit line in August 2004. Please reconcile for us the $353,000 shown as the beneficial conversion premium in Note E and the $2.42 million shown as beneficial conversion premium on the statements of stockholders’ equity.

Registrant’s Response: EITF No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, requires us to value the beneficial conversion premium related to advances under our Credit Line. As reflected in the Notes to Consolidated Financial Statements, our Credit Line is convertible into common stock at a fixed conversion price of $1.00 per share. Each advance under the Credit Line is evaluated separately to determine if it includes a beneficial conversion premium. This is determined by comparing the fixed conversion price to our stock price at the date of the advance. If on the date of the advance, our stock price exceeds the underlying conversion price we record a beneficial conversion premium for the excess amount multiplied by the number of related shares as follows:

Dr.    Debt discount – beneficial conversion premium

Cr.    Additional paid-in capital

The debt discount is then amortized to interest expense over the remaining term of the Credit Line, unless the advance is repaid in full or the debt is converted to common stock. At the time the advance is repaid in full or the debt is converted into common stock, the remaining beneficial conversion premium associated with the portion of debt being repaid or converted into common stock is expensed.

The $2.42 million recorded as additional paid-in capital during 2004 represented the value assigned to beneficial conversion premiums based on an assessment of each individual advance on the Credit Line during 2004. The following table provides a summary of the debt discount related to the beneficial conversion premium associated our Credit Line during 2004 (in thousands):

Balance, January 1, 2004	$480
Additions associated with advances on Credit Line	2,420
Amortization	(2,457)

Balance, December 31, 2004	$353

The remaining $353,000 of debt discount at December 31, 2004 will be amortized over future periods. In light of the staff’s comment, we will add a similar table in future filings to clarify the activity associated with these beneficial conversion premiums.

We acknowledge that i) we are responsible for the adequacy and accuracy of disclosure in the Filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing adequately responds to each of the staff’s comments and questions with respect to the Form 10-K for the year ended December 31, 2004. Please feel free to contact either me or Mr. Mike Summers, Chief Financial Officer, at (402) 452-5400 if you require anything further.

Sincerely,

Collin J. D’Silva

Copy to:	Mr. David Burton, Securities and Exchange Commission (by fax 202-772-9218) Mr. Steven P. Amen, Kutak Rock Mr. Mike Summers